FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4/25/2017

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                                                    By: /s/ Daniel Novegil

Name: Pablo Brizzio                                                  Name: Daniel Novegil

Title: Chief Financial Officer                                    Title: Chief Executive Officer

Dated: April 25, 2017

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements

as of March 31, 2017

and for the three-month periods

ended on March 31, 2017 and 2016

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

INDEX

		Page

Consolidated Condensed Interim Income Statements		2
Consolidated Condensed Interim Statements of Comprehensive Income		3
Consolidated Condensed Interim Statements of Financial Position		4
Consolidated Condensed Interim Statements of Changes in Equity		5
Consolidated Condensed Interim Statements of Cash Flows		7
Notes to the Consolidated Condensed Interim Financial Statements
1	General information and basis of presentation	8
2	Accounting policies	9
3	Segment information	10
4	Cost of sales	12
5	Selling, general and administrative expenses	13
6	Finance expense, Finance income and Other financial income (expenses), net	13
7	Property, plant and equipment, net	13
8	Intangible assets, net	14
9	Investments in non-consolidated companies	14
10	Finance leases	17
11	Distribution of dividends	17
12	Contingencies, commitments and restrictions on the distribution of profits	18
13	Agreement for the acquisition of CSA Siderúrgica do Atlântico Ltda.	21
14	Related party transactions	22
15	Fair value measurement	23

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016 (All amounts in USD thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended March 31,
	Notes	2017	2016
		(Unaudited)
Net sales	3	2,040,081	1,655,502
Cost of sales	3 & 4	(1,496,435)	(1,286,809)

Gross profit	3	543,646	368,693

Selling, general and administrative expenses	3 & 5	(172,275)	(164,016)
Other operating income (expenses), net	3	(7,220)	(2,321)

Operating income	3	364,151	202,356

Finance expense	6	(21,382)	(12,656)
Finance income	6	4,595	3,019
Other financial income (expenses), net	6	(23,151)	(12,206)
Equity in earnings (losses) of non-consolidated companies		21,410	2,442

Profit before income tax expense		345,623	182,955

Income tax expense		(35,234)	(59,373)

Profit for the period		310,389	123,582

Attributable to:
Owners of the parent		261,335	94,389
Non-controlling interest		49,054	29,193

Profit for the period		310,389	123,582

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776

Basic and diluted earnings (losses) per share for profit (loss) attributable to the equity holders of the company (expressed in USD per share)		0.13	0.05

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended March 31,
	2017	2016
	(Unaudited)
Profit for the period	310,389	123,582

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	23,047	(88,407)
Currency translation adjustment from participation in non- consolidated companies	11,863	(271)
Changes in the fair value of derivatives classified as cash flow hedges	(367)	(1,225)
Income tax relating to cash flow hedges	(11)	367
Other comprehensive income items	75	-
Other comprehensive income items from participation in non-consolidated companies	115	254
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(499)	-
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	6,379	(1,624)

Other comprehensive income (loss) for the period, net of tax	40,602	(90,906)

Total comprehensive income for the period	350,991	32,676

Attributable to:
Owners of the parent	291,742	38,329
Non-controlling interest	59,249	(5,653)

Total comprehensive income for the period	350,991	32,676

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	March 31, 2017		December 31, 2016
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	4,221,994		4,135,977
Intangible assets, net	8	834,594		842,557
Investments in non-consolidated companies	9	458,221		418,379
Other investments		4,852		5,998
Deferred tax assets		106,933		85,795
Receivables, net		142,217		132,580
Trade receivables, net		1,094	5,769,905	1,270	5,622,556

Current assets
Receivables, net		103,275		79,820
Derivative financial instruments		13,195		316
Inventories, net		1,897,371		1,647,869
Trade receivables, net		830,242		633,745
Other investments		151,478		144,853
Cash and cash equivalents		285,967	3,281,528	183,463	2,690,066

Non-current assets classified as held for sale			10,275		10,248

			3,291,803		2,700,314

Total Assets			9,061,708		8,322,870

EQUITY
Capital and reserves attributable to the owners of the parent			4,683,040		4,391,298

Non-controlling interest			834,544		775,295

Total Equity			5,517,584		5,166,593

LIABILITIES
Non-current liabilities
Provisions		7,574		6,950
Deferred tax liabilities		515,284		609,004
Other liabilities		331,213		302,784
Trade payables		7,338		9,305
Finance lease liabilities	10	67,236		-
Borrowings		359,482	1,288,127	396,742	1,324,785

Current liabilities
Current income tax liabilities		272,113		178,112
Other liabilities		269,880		228,081
Trade payables		707,289		603,119
Derivative financial instruments		746		287
Finance lease liabilities	10	7,683		-
Borrowings		998,286	2,255,997	821,893	1,831,492

Total Liabilities			3,544,124		3,156,277

Total Equity and Liabilities			9,061,708		8,322,870

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2017	2,004,743	(150,000)	(23,295)	1,420,171	(2,324,866)	(2,336,929)	5,801,474	4,391,298	775,295	5,166,593

Profit for the period							261,335	261,335	49,054	310,389
Other comprehensive income (loss) for the period
Currency translation adjustment						25,215		25,215	9,695	34,910
Remeasurement of post employment benefit obligations				5,431				5,431	449	5,880
Cash flow hedges and others, net of tax				(391)				(391)	13	(378)
Others				152				152	38	190

Total comprehensive income for the period	-	-	-	5,192	-	25,215	261,335	291,742	59,249	350,991

Balance as of March 31, 2017 (unaudited)	2,004,743	(150,000)	(23,295)	1,425,363	(2,324,866)	(2,311,714)	6,062,809	4,683,040	834,544	5,517,584

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 12 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2017, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2017, the Company held 41,666,666 shares as treasury shares.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 12 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2016	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997

Profit for the period							94,389	94,389	29,193	123,582
Other comprehensive (loss) income for the period
Currency translation adjustment						(54,356)		(54,356)	(34,322)	(88,678)
Remeasurement of post employment benefit obligations				(1,510)				(1,510)	(114)	(1,624)
Cash flow hedges, net of tax				(438)				(438)	(420)	(858)
Others				244				244	10	254

Total comprehensive income (loss) for the period	-	-	-	(1,704)	-	(54,356)	94,389	38,329	(5,653)	32,676

Dividends paid in cash to non-controlling interest								-	(50,829)	(50,829)

Balance as of March 31, 2016 (unaudited)	2,004,743	(150,000)	(23,295)	1,442,690	(2,324,866)	(2,354,691)	5,476,896	4,071,477	713,367	4,784,844

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 12 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2016, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2016, the Company held 41,666,666 shares as treasury shares.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (1.3) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 12 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Three-month period ended March 31,
	Notes	2017	2016
		(Unaudited)
Cash flows from operating activities
Profit for the period		310,389	123,582
Adjustments for:
Depreciation and amortization	7 & 8	100,602	100,668
Income tax accruals less payments		(31,621)	(2,928)
Equity in earnings of non-consolidated companies		(21,410)	(2,442)
Interest accruals less payments		(1,028)	2,633
Changes in provisions		636	135
Changes in working capital (1)		(317,838)	(1,920)
Net foreign exchange results and others		46,030	17,690

Net cash provided by operating activities		85,760	237,418

Cash flows from investing activities
Capital expenditures	7 & 8	(83,871)	(97,817)
Loans to non-consolidated companies		(23,904)	(22,656)
(Increase) Decrease in other investments		(5,479)	2,473
Proceeds from the sale of property, plant and equipment		61	214
Dividends received from non-consolidated companies		-	60

Net cash used in investing activities		(113,193)	(117,726)

Cash flows from financing activities
Finance lease payments	10	(1,083)	-
Proceeds from borrowings		338,927	207,350
Repayments of borrowings		(208,302)	(292,854)

Net cash provided by (used in) financing activities		129,542	(85,504)

Increase in cash and cash equivalents		102,109	34,188

Movement in cash and cash equivalents
At January 1,		183,463	151,491
Effect of exchange rate changes		395	(2,061)
Increase in cash and cash equivalents		102,109	34,188

Cash and cash equivalents as of March 31, (2)		285,967	183,618

Non-cash transactions:
Acquisition of PP&E under lease contract agreeements	10	74,919	-

(1) The working capital is impacted by non-cash movement of USD 11.9 million as of March 31, 2017 (USD (37.2) million as of March 31, 2016) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2)  It includes restricted cash of USD 82 and USD 86 as of March 31, 2017 and 2016, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 156,330 and USD 234,717 as of March 31, 2017 and 2016, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

Notes to the Consolidated Condensed Interim Financial Statements

1.    GENERAL INFORMATION AND BASIS OF PRESENTATION

a)  General information and basis of presentation

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of March 31, 2017, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated condensed interim financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

1.    GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2016 and 2015, this special reserve amounted to USD 6.9 billion and USD 7.1 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2016.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s condensed interim consolidated financial statements.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2016, without significant changes since its publication.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differs, results in the generation of foreign exchange gains and losses that are included in the Consolidated Condensed Interim Income Statement under “Other financial income (expenses), net”.

These Consolidated Condensed Interim Financial Statements have been approved for issue by the Board of Directors of Ternium on April 25, 2017.

2.     ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

2.     ACCOUNTING POLICIES (continued)

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2016. Given that the Company has entered into a new leasing agreement that qualifies as finance leasing (see note 10), and the related accounting policy was not disclosed in the Consolidated Financial Statements as of December 31, 2016, as the Company did not have any financial leasing at such date, the accounting policy is detailed below:

Finance leases

Leases of property, plant and equipment where the Company, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Company will obtain ownership at the end of the lease term.

None of the accounting pronouncements issued after December 31, 2016, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

3.    SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

3.    SEGMENT INFORMATION (continued)

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM (CEO).

	Three-month period ended March 31, 2017 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	2,040,069	62,611	(62,599)	2,040,081
Cost of sales	(1,514,233)	(48,620)	66,418	(1,496,435)
Gross profit	525,836	13,991	3,819	543,646

Selling, general and administrative expenses	(169,940)	(2,335)	-	(172,275)
Other operating income, net	(7,404)	184	-	(7,220)

Operating income - IFRS	348,492	11,840	3,819	364,151

Management view

Net sales	2,040,069	74,999	(74,987)	2,040,081
Operating income	190,789	25,333	1,541	217,663

Reconciliation items:

Differences in Cost of sales				146,488

Operating income - IFRS				364,151

Financial income (expense), net				(39,938)
Equity in earnings of non-consolidated companies				21,410

Income before income tax expense - IFRS				345,623

Depreciation and amortization - IFRS	(89,176)	(11,426)	-	(100,602)

	Three-month period ended March 31, 2016 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	1,655,060	43,841	(43,399)	1,655,502
Cost of sales	(1,282,999)	(48,008)	44,198	(1,286,809)
Gross profit	372,061	(4,167)	799	368,693

Selling, general and administrative expenses	(161,287)	(2,729)	-	(164,016)
Other operating income, net	(961)	(1,360)	-	(2,321)

Operating income - IFRS	209,813	(8,256)	799	202,356

Management view

Net sales	1,655,060	46,545	(46,103)	1,655,502
Operating income	218,044	(3,747)	2,730	217,027

Reconciliation items:

Differences in Cost of sales				(14,671)

Operating income - IFRS				202,356

Financial income (expense), net				(21,843)
Equity in losses of non-consolidated companies				2,442

Income before income tax expense - IFRS				182,955

Depreciation and amortization - IFRS	(89,042)	(11,626)	-	(100,668)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

3.      SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Three-month period ended March 31, 2017 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	1,304,357	511,792	223,932	2,040,081

Non-current assets (1)	4,077,192	745,389	234,007	5,056,588

	Three-month period ended March 31, 2016 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	994,923	464,553	196,026	1,655,502

Non-current assets (1)	4,145,906	617,155	244,939	5,008,000

(1) Includes Property, plant and equipment and Intangible assets.

4.    COST OF SALES

	Three-month period ended March 31,
	2017	2016
	(Unaudited)

Inventories at the beginning of the year	1,647,869	1,579,120
Translation differences	16,644	(46,419)
Plus: Charges for the period
Raw materials and consumables used and other movements	1,373,533	871,255
Services and fees	21,721	20,582
Labor cost	139,817	122,186
Depreciation of property, plant and equipment	78,172	79,018
Amortization of intangible assets	10,155	9,026
Maintenance expenses	101,531	100,822
Office expenses	1,647	1,467
Insurance	2,114	2,208
Change of obsolescence allowance	1,251	2,059
Recovery from sales of scrap and by-products	(6,908)	(5,356)
Others	6,260	6,162

Less: Inventories at the end of the period	(1,897,371)	(1,455,321)
Cost of Sales	1,496,435	1,286,809

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

5.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three-month period ended March 31,
	2017	2016
	(Unaudited)
Services and fees	16,962	13,419
Labor cost	48,506	44,960
Depreciation of property, plant and equipment	2,848	3,335
Amortization of intangible assets	9,427	9,289
Maintenance and expenses	740	868
Taxes	24,557	24,381
Office expenses	8,131	7,685
Freight and transportation	58,420	56,352
Increase (decrease) of allowance for doubtful accounts	1	237
Others	2,683	3,490
Selling, general and administrative expenses	172,275	164,016

6.    FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES) , NET

	Three-month period ended March 31,
	2017	2016
	(Unaudited)
Interest expense	(21,382)	(12,656)

Finance expense	(21,382)	(12,656)

Interest income	4,595	3,019

Finance income	4,595	3,019

Net foreign exchange gain (loss)	(41,693)	(19,113)
Change in fair value of financial assets	(255)	4,999
Derivative contract results	19,582	2,526
Others	(785)	(618)

Other financial income (expenses), net	(23,151)	(12,206)

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Three-month period ended March 31,
	2017	2016
	(Unaudited)
At the beginning of the year	4,135,977	4,207,566

Currency translation differences	21,678	(75,151)
Additions	148,426	93,061
Disposals	(3,067)	(4,282)
Depreciation charge	(81,020)	(82,353)
Transfers and reclassifications	-	(4,791)
At the end of the period	4,221,994	4,134,050

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

8.    INTANGIBLE ASSETS, NET

	Three-month period ended March 31,
	2017	2016
	(Unaudited)
At the beginning of the year	842,557	888,206

Currency translation differences	171	(697)
Additions	11,448	4,756
Amortization charge	(19,582)	(18,315)
At the end of the period	834,594	873,950

9.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	447,383	411,134
Other non-consolidated companies (1)					10,838	7,245
					458,221	418,379

(1) It includes the investments held in Techgen S.A. de C.V., Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek  S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a) Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. (“Ternium Investments”), together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (“Siderar”), Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.A. (“Prosid”), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. The rights and obligations of the control group members are governed by a shareholders’ agreement. As a result of these transactions, the control group, which holds ordinary shares representing the majority of Usiminas’ voting rights, is formed as follows: Nippon Steel & Sumitomo Metal Corporation Group (“NSSMC”, formerly Nippon Group), with 46.1% of the voting rights within the control group; T/T Group (comprising TenarisConfab, Prosid, Siderar and Ternium Investments), with 43.3%; and Previdência Usiminas (Usiminas’ employee pension fund), with the remainder 10.6%.

On October 2, 2014, Ternium Investments entered into a purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 30, 2014, Ternium Investments completed the acquisition. These additional shares are not subject to the Usiminas shareholders agreement, but must be voted in accordance with the control group decisions.

On April 20, 2016, Ternium (through Ternium Investments, Siderar and Prosid) subscribed, in the aggregate, to 8.5 million preferred shares for a total subscription price of BRL 10.9 million (approximately USD 3.1 million). These preferred shares were issued on June 3, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

9.       INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

On April 18, 2016, Usiminas’ extraordinary general shareholders’ meeting approved an issuance of 200 million ordinary shares for an aggregate amount of BRL 1 billion and Usiminas launched a multi-round subscription process. On July 19, 2016, following the completion of the subscription process, Usiminas’ extraordinary general shareholders’ meeting homologated the capital increase, and Ternium (through Ternium Investments, Siderar and Prosid) was issued, in the aggregate, 76.4 million ordinary shares for a total subscription price of BRL 382.2 million (approximately USD 110.9 million). Following the issuance of these ordinary shares, Ternium (through Ternium Investments, Siderar and Prosid) owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital, and the T/T Group owns 39.6% of Usiminas’ ordinary shares and 1.8% of Usiminas’ preferred shares. Ternium continues to hold 35.6% of Usiminas’ voting rights within the control group and has a participation in Usiminas’ results of 20.5%.

As of March 31, 2017, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 8,38 (approximately USD 2,64) per ordinary share and BRL 4,44 (approximately USD 1,40) per preferred share, respectively. Accordingly, as of March 31, 2017, Ternium’s ownership stake had a market value of approximately USD 653.5 million and a carrying value of USD 447.4 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

Management expects that Usiminas financial restructuring process (that started in April 2016 with the capital increase) will be completed in the next months. The completion of this process together with the improvement in the share price since June 2016 may lead to an improvement in the value of the investment in Usiminas in future periods.

As of March 31, 2017, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2017	411,134
Share of results (1)	18,136
Other comprehensive income	18,113

As of March 31, 2017	447,383

(1) It includes the adjustment of the values associated to the purchase price allocation.

The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	4,331,658
Percentage of interest of the Company over shareholders' equity	20.47%

Interest of the Company over shareholders' equity	886,514

Purchase price allocation	81,964
Goodwill	328,062
Impairment	(849,157)

Total Investment in Usiminas	447,383

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

9.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

On April 19, 2017, Usiminas approved its consolidated interim accounts as of and for the three-month period ended March 31, 2017, which state that revenues, net profit from continuing operations and shareholders’ equity amounted to USD 747 million, USD 34 million and USD 4,331 million, respectively.

USIMINAS
Summarized balance sheet (in million USD)	As of March 31, 2017
Assets
Non-current	6,126
Current	1,413
Other current investments	162
Cash and cash equivalents	601

Total Assets	8,302
Liabilities
Non-current	690
Non-current borrowings	1,976
Current	586
Current borrowings	190

Total Liabilities	3,442

Minority interest	529

Shareholders' equity	4,331

USIMINAS
Summarized income statement (in million USD)	Three-month period ended March 31, 2017

Net sales	747
Cost of sales	(595)
Gross Profit	152
Selling, general and administrative expenses	(46)
Other operating income, net	(48)
Operating income	58
Financial expenses, net	(17)
Equity in earnings of associated companies	12
Profit before income tax	53
Income tax expense	(19)
Net profit before minority interest	34
Minority interest in other subsidiaries	(6)
Net profit for the period	28

(b) Techgen S.A. de C.V.

Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1st, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts. During 2016 and 2017, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to USD 128.7 million, which are due in June 2020.

For commitments from Ternium in connection with Techgen, see note 12.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

10.  FINANCE LEASES

As of March 31, 2017, the Company has a contract that qualifies as financial lease agreement with Air Liquide Argentina S.A., being the object of the lease a plant for the provision of industrial gas located in the Company’s plant in San Nicolas, Argentina. This contract does not consider a purchase option of the related asset on its expiry date. The total commitment generated a current finance lease liability of USD 7.7 million and a non-current finance lease liability of USD 67.2 million. The total finance lease liability to be paid on expiry of the lease contract amounts to USD 74.9 million.

The reconciliation of the minimum future payments and the present value of the contract are as follows:

As of March 31, 2017

Commitments in relation to finance leases are payable as follows:
Within one year	7,967
Later than one year but not later than five years	31,870
Later than five years	79,674
Minimum lease payments	119,511
Future finance charges	(44,592)
Total Financial lease liabilities	74,919

The present value of finance lease liabilities is as follows:
Within one year	7,683
Later than one year but not later than five years	26,030
Later than five years	41,206

Total minimum lease payments	74,919

Property, plant and equipment include a net book value of USD 76.0 million in connection with assets leased to the Company under this finance lease. The duration of the lease contract is 15 years and the amortization period of the related asset is 15 years as well.

11.  DISTRIBUTION OF DIVIDENDS

On February 21, 2017, the Board of Directors proposed a dividend distribution of USD 0.10 per share (USD 1.00 per ADS), or approximately USD 196.3 million in the aggregate, which is subject to shareholders’ approval at the Company’s annual general shareholders’ meeting to be held on May 3, 2017. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 12, 2017, with record-date of May 9, 2017.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

12.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

This note should be read in conjunction with Note 24 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2016. The main contingencies and commitments are as follows:

(i) Tax claims and other contingencies

(a) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation

Following a January 2012 acquisition of a significant participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) by Ternium Investments S.à r.l. (Ternium Investments), its subsidiary Siderar, and Confab Industrial S.A. --a Brazilian subsidiary of Tenaris S.A.--, Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN initiated a lawsuit against the acquirers. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be of 60.6% and 21.5%. On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. CSN has already filed a motion for clarification against the decision of the court of appeals, and may still appeal to the Superior Court of Justice or the Federal Supreme Court. For further information on the CSN lawsuit, see note 24 to Ternium’s Consolidated Financial Statement for the year ended December 31, 2016.

Ternium continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (the Comissão de Valores Mobiliários, or CVM) in February 2012 and December 2016 in connection with the acquisition, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

(b) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that a second acquisition of ordinary shares of Usiminas by Ternium Investments, completed in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by Nippon Steel & Sumitomo Metal Corporation (NSSMC) and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter. On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in the first half of 2017. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

12.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(c) Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 59 million, including interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

(d) Tax claim on Argentine personal assets tax for 2008, 2009 and 2010

On June 28, 2016, Siderar was notified of a tax assessment by the Argentine tax authorities (AFIP) for allegedly omitted taxes in its capacity as substitute obligor for the personal assets tax for 2008, 2009 and 2010 over the investment held by its shareholder Ternium España S.L.U. In its assessment, AFIP challenged the availability of the benefits contemplated under the double taxation treaty between Argentina and Spain then in effect and required Siderar to pay taxes and related interest for approximately USD 15.9 million as of such date. On August 4, 2016, Siderar appealed AFIP’s assessment before the National Tax Court.

In March 2017, Ternium decided to include this tax assessment in an official fiscal plan, which condoned part of the related interest and the whole amount in connection with fines. The total payment, which also included the principal and interest for the fiscal periods 2011 and 2012, amounted to USD 12.8 million, extinguishing all the liabilities related to this tax claim.

(ii) Commitments

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 21.7 million and is due to terminate in 2018.

Siderar also signed various contracts for the provision of natural gas, assuming firm commitments for a total of USD 12.7 million payable during the 2017 financial year.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 16.0 million.

(c) Siderar signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon until 2021, for an aggregate amount of USD 26.1 million.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

12.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 24% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 83.4 million.  In addition, Iberdrola agreed to recognize to Ternium México USD 15.0 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 1.5 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

(e) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user.  Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 33.0 million and the contract will terminate in April 2018.

(f) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. The total investment commitment of Ternium México and Ferromex was already invested as of March 31, 2017. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200,000 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200,000 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

(g) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of March 31, 2017, the outstanding value of this commitment was approximately USD 275 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 132.0 million, corresponding to the 48% of the agreements’ outstanding value as of March 31, 2017.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

12.  CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(h) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds will be used by Techgen in the construction of the facility. As of March 31, 2017, the outstanding amount under the loan agreement was USD 760 million, as a result the amount guaranteed by Ternium was approximately USD 365 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of March 31, 2017, Techgen and Ternium, as guarantor, were in compliance with all of their covenants.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2013, this reserve reached the above-mentioned threshold.

As of December 31, 2016, Ternium may pay dividends up to USD 3.4 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2016

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Reserve for own shares	59,600
Accumulated profit at January 1, 2016	3,353,166
Loss for the year	(20,990)

Total shareholders' equity under Luxembourg GAAP	7,011,115

13.  AGREEMENT FOR THE ACQUISITION OF CSA SIDERÚRGICA DO ATLÂNTICO LTDA.

On February 21, 2017, the company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. entered into a definitive agreement with thyssenkrupp AG (“tkAG”) to acquire a 100% ownership interest in thyssenkrupp Slab International B.V. (“tkSI”) and its wholly-owned subsidiary CSA Siderúrgica do Atlântico Ltda. (“CSA”). In addition, tkAG will assign to Ternium a 2.0 million tons per year agreement to supply slabs to thyssenkrupp’s former Calvert re-rolling facility in Alabama, U.S.. The price of the transaction was set using EUR1.5 billion as enterprise value and September 30, 2016, as a locked-box date, and is subject to agreed-upon adjustments at closing. The transaction, which will require antitrust clearance in several jurisdictions, including Brazil, Germany and the U.S., and other conditions, is expected to close on or before September 30, 2017.

The assets to be acquired had in calendar year 2016 consolidated annual sales of EUR 1.6 billion, shipments of 4.3 million tons and EBITDA of EUR256 million. CSA is a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and has an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant.

Ternium anticipates that it will finance the acquisition with bank debt, and that it will begin consolidating tkSI’s balance sheet and results of operations as from the third quarter of 2017.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

14.    RELATED PARTY TRANSACTIONS

As  of  March  31,  2017,  Techint  Holdings  S.à r.l.  (“Techint”)  owned   62.02%  of the Company’ s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital.  Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

The following transactions were carried out with related parties:

	Three-month period ended March 31,
	2017	2016
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to other related parties	27,022	6,135
Sales of services and others to non-consolidated parties	43	264
Sales of services and others to other related parties	120	210

	27,185	6,609
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	52,285	39,455
Purchases of goods from other related parties	12,713	12,406
Purchases of services and others from non-consolidated parties	2,591	2,354
Purchases of services and others from other related parties	31,220	25,439

	98,809	79,654
(c) Financial results
Income with non-consolidated parties	1,696	400

	1,696	400
(d) Dividends received
Dividends received from non-consolidated parties	-	60

	-	60
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	1,733	415
Income (expenses), net with other related parties	151	140

	1,884	555

	March 31, 2017	December 31, 2016
	(Unaudited)

(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	128,874	103,333
Receivables from other related parties	19,397	7,043
Advances from non-consolidated parties	7	-
Advances to suppliers with other related parties	461	283
Payables to non-consolidated parties	(9,247)	(25,889)
Payables to other related parties	(30,047)	(26,313)

	109,445	58,457

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2017 and for the three-month periods ended March 31, 2017 and 2016

15.  FAIR VALUE MEASUREMENT

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 28 of the Consolidated Financial Statements as of December 31, 2016 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of March 31, 2017 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	228,397	228,397	-
Other investments	105,068	100,056	5,012
Derivative financial instruments	13,195	-	13,195

Total assets	346,660	328,453	18,207

Financial liabilities at fair value through profit or loss
Derivative financial instruments	746	-	746

Total liabilities	746	-	746

	Fair value measurement as of December 31, 2016 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	100,026	100,026	-
Other investments	83,117	78,105	5,012
Derivative financial instruments	316	-	316

Total assets	183,459	178,131	5,328

Financial liabilities at fair value through profit or loss
Derivative financial instruments	287	-	287

Total liabilities	287	-	287

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

Pablo Brizzio

Chief Financial Officer